SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8 (a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



                  The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8 (a) of the Investment Company Act of 1940, as amended and in connection with such notification of registration submits the following information:



Name   whatifi Funds

Address of Principal Business Office (No. and Street,
City, State and Zip Code):

                                               whatifi Funds
                                               790 Eddy Street
                                               San Francisco, California  94109

Telephone Number (including area code):  (415) 929-5960

Name and address of agent for service of process:

                                                David M. Leahy
                                                Sullivan & Worcester LLP
                                                1025 Connecticut Avenue, N.W.
                                                Washington, D.C.  20036
Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended concurrently with the filing of Form N- 8A:

                  YES  X                                      NO


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                                                    SIGNATURES



Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in Washington, District of Columbia on the 22nd day of December, 1999.





                                              whatifi Funds
                                              (Name of Registrant)



                                               By /s/David M. Leahy
                                                  David M. Leahy
                                                  Trustee


Attest: /s/Lisa J. Bond
         Lisa J. Bond
         Secretary


         The name whatifi Funds is the designation of the Trustees under the Declaration of Trust, dated December 15, 1999, as amended from time to time. The Certificate of Trust has been filed with the Secretary of State of the State of Delaware. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.






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